SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ENDOCHOICE HOLDINGS, INC.

(Name of Subject Company (Issuer))

Falcon Merger Corp.

a direct wholly-owned subsidiary of

Boston Scientific Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29272U103

(CUSIP Number of Class of Securities)

Vance R. Brown

Vice President and Chief Corporate Counsel

300 Boston Scientific Way, Marlborough,

Massachusetts 01752-1234

(508) 683-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Julie Scallen

Steven B. Stokdyk

Latham & Watkins LLP

John Hancock Tower, 27th Floor

200 Clarendon Street

Boston, MA 02116

(617) 948-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$208,047,936.00	$24,112.76

*                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 26,005,992 shares of common stock, par value $0.001 per share, of EndoChoice Holdings, Inc., at a purchase price of $8.00 per share. Such number of shares consists of 26,005,992 shares of common stock issued and outstanding as of October 6, 2016.

**                   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001159 of the transaction valuation.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,112.76	Filing Party: Boston Scientific Corporation
Form or Registration No.: Schedule TO	Date Filed: October 7, 2016

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2016 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on October 27, 2016, Amendment No. 2 filed with the SEC on November 4, 2016, and Amendment No. 3 filed with the SEC on November 18, 2016, the “Schedule TO”), which relates to the offer by Falcon Merger Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“BSC”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of EndoChoice Holdings, Inc., a Delaware corporation (“EndoChoice”), at a purchase price of $8.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of BSC and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, on Monday, November 21, 2016. The Depositary advised us that as of such time 24,676,111 Shares were validly tendered into, and not properly withdrawn from, the Offer, representing approximately 94.575% of the outstanding Shares, including Shares tendered through Notices of Guaranteed Delivery. The number of Shares tendered satisfies the Minimum Condition (as defined in the Offer to Purchase). Because the Minimum Condition and each of the other conditions of the offer have been satisfied, all Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by the Purchaser.

As a result of the purchase of Shares in the Offer, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of EndoChoice. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into EndoChoice, with EndoChoice surviving the Merger and continuing as a direct wholly owned subsidiary of BSC. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by BSC or the Purchaser or Shares for which an EndoChoice stockholder has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per Share equal to the Offer Price, subject to any withholding of taxes required by applicable law. The Shares ceased to trade on the New York Stock Exchange (“NYSE”) prior to the opening of business on November 22, 2016, and EndoChoice has requested that NYSE file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.

On November 22, 2016, BSC, the Purchaser and EndoChoice issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(B)	Joint Press Release issued by BSC, the Purchaser and EndoChoice on November 22, 2016

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Falcon Merger Corp.

By:	/s/ Mark R. Slicer
	Name:	Mark R. Slicer
	Title:	Vice President and Corporate Controller

Boston Scientific Corporation

By:	/s/ Mark R. Slicer
	Name:	Mark R. Slicer
	Title:	Senior Vice President, Corporate Controller

Date: November 22, 2016

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of October 7, 2016*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(F)	Joint Press Release issued by EndoChoice and BSC dated September 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BSC with the SEC on September 27, 2016)
(a)(1)(G)	Summary Advertisement published on October 7, 2016*
(a)(1)(H)	Press Release issued by BSC, dated October 7, 2016*
(a)(5)(A)	Press Release issued by BSC on November 4, 2016*
(a)(5)(B)	Joint Press Release issued by BSC, the Purchaser and EndoChoice on November 22, 2016
(d)(1)

Agreement and Plan of Merger, dated as of September 27, 2016, by and among BSC, the Purchaser and EndoChoice (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EndoChoice with the SEC on September 27, 2016)

(d)(2)

Form of Tender and Support Agreement(s), dated as of September 27, 2016, which were entered into among BSC and the Purchaser and certain stockholders of EndoChoice (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EndoChoice with the SEC on September 27, 2016)

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between BSC and EndoChoice*

* Previously filed.

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